Exhibit 11

THE WASHINGTON POST COMPANY

CALCULATION OF EARNINGS

PER SHARE OF COMMON STOCK

(In thousands of shares)

	Thirteen Weeks Ended
	April 3, 2005	March 28, 2004
Number of shares of Class A and Class B common stock outstanding at beginning of period	9,576	9,542
Issuance of shares of Class B common stock (weighted), net of forfeiture of restricted stock awards	13	8

Shares used in the computation of basic earnings per common share	9,589	9,550
Adjustment to reflect dilution from common stock Equivalents	28	32

Shares used in the computation of diluted earnings per common share	9,617	9,582

Net income available for common shares	$66,100	$58,924

Basic earnings per common Share	$6.89	$6.17

Diluted earnings per common share	$6.87	$6.15